RESIGNATION

TO: THE BOARD OF DIRECTORS OF FLORA GROWTH CORP. (the "Corporation")

I, Stan Bharti, do hereby tender my resignation as a Director of the Corporation, effective immediately.

DATED as of the 5th day of August, 2021.

/s/Stan Bharti
Stan Bharti
Stan